

February 21, 2014

<u>Via E-mail</u>
Mr. Bradley E. Sparks
Chief Financial Officer
Laredo Oil, Inc.
111 Congress Avenue, Suite 400
Austin, Texas 78701

> **Re: Laredo Oil, Inc.**
> **Form 10-K for the Fiscal Year ended May 31, 2013**
> **Filed August 29, 2013**
> **Form 10-Q for the Fiscal Quarter ended November 30, 2013**
> **Filed January 14, 2014**
> **File No. 333-153168**

Dear Mr. Sparks:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the Fiscal Quarter ended November 30, 2013</u>

<u>Management's Discussion and Analysis</u>

1.   We note you disclose on page 11 that prior to receiving any royalty cash distributions from Stranded Oil Resources Corporation (SORC), under the SORC License Agreement, all SORC preferred share accrued dividends must be paid, preferred shares redeemed, and debt retired to comply with loan agreements. You further disclose on page 7 that you have undertaken steps to improve operations with the goal of sustaining operations for the next twelve months and beyond, including (a) providing services and expertise under agreements to expand operations, and (b) controlling overhead and expenses.

Bradley E. Sparks
Laredo Oil, Inc.
February 21, 2014
Page 2

However, we note that since your prior fiscal year end, through your second quarter, you have reported a decrease in cash, increase in liabilities, and less gross profit and more operating loss and net loss compared to the corresponding period of the prior year. Given these circumstances, please expand your disclosure to discuss your expected timing of receiving royalty cash distributions from SORC. If such distributions are not foreseen in the near future and your main source of income until then is management fee revenue, clarify the specific steps you have undertaken to achieve goals (a) and (b) above.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief